
January 2, 2025

Thomas E. Capasse
Chairman, Chief Executive Officer and Chief Investment Officer
Ready Capital Corporation
1251 Avenue of the Americas, 50th Floor
New York, NY 10020

> **Re: Ready Capital Corporation**
> **Registration Statement on Form S-4**
> **Filed December 26, 2024**
> **File No. 333-284038**

Dear Thomas E. Capasse:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Holt at 202-551-6614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David E. Brown, Jr.